Exhibit 12(a)

Core Molding Technologies, Inc.
Statement of Computation of Ratios

(in thousands)	As of December 31,					September 30,
	2009	2010	2011	2012	2013	2014
Fixed Charges Computation
Interest expensed and capitalized	1,118	1,350	807	508	277	165
Amortized premiums, discounts,and capitalized expenses related to indebtedness	86	91	91	91	91	50
Reasonable approximation of interest within rental expense	240	108	132	171	133	97

Total Fixed Charges and Preferred Equity Dividends	1,444	1,549	1,030	770	501	312

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,534	5,076	16,248	12,156	9,900	10,594
Plus
Fixed charges	1,444	1,549	1,030	770	501	312
Minus
Interest capitalized	167	8	111	174	63	66

Total Earnings	2,811	6,617	17,167	12,752	10,338	10,840

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.9	4.3	16.7	16.6	20.6	34.7